Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of FundVantage
Trust (the "Trust") was held on June 4, 2008 for the following purpose:

To elect five Trustees to the Board of Trustees of the Trust to hold office until each of their respective successors is duly elected and qualified.

All Trust shareholders of record at the close of business on March 26, 2008 were entitled to attend or submit proxies. As of the record date, the Trust had 12,975,229.98 shares outstanding. At the Meeting, shareholders elected all five of the nominees. The results of the voting for the proposal were as follows:


                                 For         Against     Abstain
Robert J. Christian            12,602,599    12,296          0
Iqbal Mansur                   12,602,599    12,296          0
Nicholas M. Marsini, Jr.       12,602,599    12,296          0
Donald J. Puglisi              12,602,599    12,296          0
Timothy G. Shack               12,602,599    12,296          0